MDS to Release First Quarter Results

TORONTO, March 1, 2007 - MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, announced that the Company will report its first quarter results on Thursday March 8th at 7:00 am EST.

The Company will also host an analyst conference call with Stephen P. DeFalco, President and Chief Executive Officer and Jim Garner, Executive Vice-President Finance and Chief Financial Officer, to discuss the results with analysts later that morning. The call will be webcast live at 10:00 am on March 8th.

Interested parties may access the live webcast by visiting the "Latest News" section of the MDS home page at www.mdsinc.com and clicking on the conference link. An audio archive of the call and the presentation slides will also be available after the event on the “Webcasts & Presentations” page in our "For Investors" section of the MDS website.

MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,600 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com